Exhibit 99.1

Concord Medical Announces Changes to the Board

BEIJING, March 6, 2014 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that the board of directors (the “Board”) has appointed Mr. Li Yongjun as a member of the audit committee of the Board. Mr. Li Yongjun was appointed to the Board as an independent director on December 26, 2013. The Company also announced the resignation of Ms. Elaine Lingying Zong as an independent director of the Company and a member of the audit committee. Ms. Zong has submitted her resignation to the Board for personal reasons.

Dr. Jianyu Yang, Chairman and CEO, commented, “We are very glad to have Professor Li as a valuable member of the audit committee of the Board. Professor Li will bring strong academic background and industry expertise to the Company. I would also like to express my gratitude to Elaine for her contributions to the Company over the past six years. She has contributed to our development and we wish her success in her future endeavors.”

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of September 30, 2013, the Company operated a network of 144 centers with 78 hospital partners that spanned 55 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Gloria Huang (Chinese and English)

+86 10 5903 6688 (ext. 639)

gloria.huang@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com